THE MARION BANK

ANNUAL REPORT 2001

OSB
OHIO STATE BANCSHARES Inc


THE
MARION
BANK

OHIO STATE BANCSHARES, INC.
Marion, Ohio

ANNUAL REPORT
December 31, 2001

OHIO STATE BANCSHARES, INC.

ANNUAL REPORT
December 31, 2001

TABLE OF CONTENTS

President's Letter.. 1

Comparative Summary of Selected Financial Data.. 2

Financial Statements.. 3

Report of Independent Auditors.. 3

Consolidated Financial Statements.. 4

Notes to Consolidated Financial Statements.. 8

Management's Discussion and Analysis of Financial Condition and
Results of Operations.. 22

Board of Directors.. 36

Officers.. 37

OHIO STATE BANCSHARES

FROM THE PRESIDENT:

As I predicted, 2001 was one of the best years ever for Ohio State Bancshares, Inc. and The Marion Bank. The work invested in reorganizing upper management and the implementation of new operating procedures is beginning to pay big dividends. The Corporation closed 2001 with over $90 million in total assets, which represents a 1-year increase of more than 25%. Net income also climbed to $653,000, its highest level ever. To our shareholders, 2001 net income represents a 10.99% return on average shareholders' equity. This is a significant improvement when compared to our five-year average, which is a respectable 9.37%.

In June of 2001, we finished our renovations to the main office. This needed expansion provides a more comfortable and private atmosphere for our customers when conducting business with our lending officers. This upgrade in facility has also created more space for our growing bookkeeping department, which will shortly be marketing our internet banking products including total bill paying capabilities.

I am energized with the thought of a new year. My primary goal is to utilize the success of 2001 as the building block of a more successful 2002 and beyond. We will continue our impressive growth rates through increased exposure to our community. Whether saving for the next holiday shopping season to saving for retirement, we offer some of the best rates in town. Also, no matter what your financing needs, from a new or used car to a first time homebuyer, we can help. Good financial products and services have a positive impact on the growth and success of our community. At Ohio State Bancshares, Inc. and The Marion Bank, we wish to do all we can to offer these products and services that allow our businesses and families to grow. As always, if you have concerns, questions or just want to chat, my door is always open, and I look forward to seeing you soon.

Sincerely,

Gary E. Pendleton
President/CEO

COMPARATIVE SUMMARY OF SELECTED FINANCIAL DATA
As of or for the years ending December 31, (Dollars in 000's except per share data)

	2001	2000	1999	1998	1997
STATEMENT OF OPERATIONS DATA					
Total interest income	$ 6,148	$ 5,631	$ 5,083	$ 4,187	$ 3,649
Total interest expense	2,924	2,661	2,252	1,890	1,646
Net interest income	3,224	2,970	2,831	2,297	2,003
Provision for loan losses	336	365	446	230	139
Net interest income after provision for loan losses	2,888	2,605	2,385	2,067	1,864
Noninterest income	598	294	298	294	239
Noninterest expense	2,582	2,484	2,085	1,766	1,630
Income tax expense	251	86	138	170	126
Cumulative effect of accounting changes	--	--	24	--	--
Net income	$ 653	$ 329	$ 436	$ 425	$ 347
PER SHARE DATA:					
Basic and diluted earnings per common share	$ 4.47	$ 2.26	$ 3.10	$ 3.51	$ 2.86
Book value per share at year-end	42.57	37.89	34.37	33.21	29.40
Cash dividends per share	0.60	0.60	0.50	0.50	0.40
Number of shares used in earnings per share calculations	146,000	146,000	140,799	121,242	121,200
BALANCE SHEET DATA:					
Total assets	$ 91,407	$ 73,040	$ 69,107	$ 60,740	$ 49,794
Total securities	21,918	14,063	15,372	13,757	10,009
Total net loans	57,493	52,167	48,478	37,272	34,418
Allowance for loan losses	714	610	507	360	311
Total deposits	81,787	66,946	62,731	56,069	45,909
Borrowings	2,837	--	1,000	--	--
Shareholders' equity	6,215	5,532	5,017	4,191	3,563
OPERATING RATIOS:					
Total net loans to total deposits	70.30%	77.92%	77.28%	66.47%	74.97%
Total shareholders' equity to total assets	6.80	7.57	7.26	6.90	7.16
Average shareholders' equity to average assets	7.36	7.48	7.18	7.16	7.42
Return on average equity	10.99	6.28	9.18	11.17	10.26
Return on average assets	0.81	0.47	0.66	0.80	0.76
Dividend payout ratio	13.41	26.60	16.73	14.25	13.98
Total interest expense to interest income	47.55	47.26	44.30	45.14	45.11
Allowance for loan losses to total loans	1.23	1.16	1.03	0.96	0.90
Average assets	$ 80,744	$ 70,108	$ 66,125	$ 53,185	$ 45,598
Average shareholders' equity	5,942	5,244	4,748	3,808	3,383

Averages used herein, unless indicated otherwise, are based on daily averages.

CROWE CHIZEK

REPORT OF INDEPENDENT AUDITORS

Board of Directors and Shareholders
Ohio State Bancshares, Inc.
Marion, Ohio

We have audited the accompanying consolidated balance sheets of Ohio State Bancshares, Inc. as of December 31, 2001 and 2000, and the related consolidated statements of income, changes in shareholders' equity and cash flows for the years then ended. These financial statements are the responsibility of the Corporation's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Ohio State Bancshares, Inc. as of December 31, 2001 and 2000, and the results of its operations and its cash flows for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Crowe, Chizek and Company LLP

Crowe, Chizek and Company LLP

Columbus, Ohio
January 30, 2002

OHIO STATE BANCSHARES, INC.
CONSOLIDATED BALANCE SHEETS
December 31, 2001 and 2000

	2001	2000
ASSETS		
Cash and due from financial institutions	$ 3,698,341	$ 2,295,635
Interest-earning demand deposits	2,613,055	--
Federal funds sold	1,891,000	2,414,000
Cash and cash equivalents	8,202,396	4,709,635
Interest-earning deposits	449,387	--
Securities available for sale	17,758,732	10,397,644
Securities held to maturity (fair value 2001 - $4,177,979; 2000 - $3,696,870)	4,159,220	3,664,874
Loans, net	57,493,391	52,166,770
Premises and equipment, net	1,469,560	1,002,708
Accrued interest receivable	526,682	492,098
Other assets	1,347,418	606,752
	$ 91,406,786	$ 73,040,481
LIABILITIES AND SHAREHOLDERS' EQUITY		
Deposits		
Noninterest-bearing	$ 9,065,846	$ 7,675,081
Interest-bearing	72,720,780	59,270,451
Total	81,786,626	66,945,532
Borrowings	2,836,963	--
Accrued interest payable	233,542	300,910
Other liabilities	334,646	262,168
Total liabilities	85,191,777	67,508,610
Shareholders' equity		
Common stock, $10.00 par value, 500,000 shares authorized; 146,000 shares issued and outstanding	1,460,000	1,460,000
Additional paid-in capital	2,652,709	2,652,709
Retained earnings	2,058,427	1,492,741
Accumulated other comprehensive income (loss)	43,873	(73,579)
Total shareholders' equity	6,215,009	5,531,871
	$ 91,406,786	$ 73,040,481

See accompanying notes to consolidated financial statements.

OHIO STATE BANCSHARES, INC.
CONSOLIDATED STATEMENTS OF INCOME
Years ended December 31, 2001 and 2000

	2001	2000
Interest and dividend income		
Loans, including fees	$ 5,009,636	$ 4,706,582
Taxable securities	820,413	692,632
Nontaxable securities	198,909	198,328
Federal funds sold and other	118,749	33,810
Total interest and dividend income	6,147,707	5,631,352
Interest expense		
Deposits	2,846,959	2,614,842
Other borrowings	76,575	46,354
Total interest expense	2,923,534	2,661,196
Net interest income	3,224,173	2,970,156
Provision for loan losses	336,500	365,000
Net interest income after provision for loan losses	2,887,673	2,605,156
Noninterest income		
Fees for customer services	457,828	265,255
Gain on sale of loan	68,232	--
Net gains (losses) on sales or calls of securities	16,277	(2,106)
Other	55,413	30,446
Total noninterest income	597,750	293,595
Noninterest expense		
Salaries and employee benefits	1,210,910	1,087,229
Occupancy and equipment	494,918	456,489
Professional fees	185,404	233,108
Office supplies	123,578	101,743
Litigation settlement	--	82,500
Loan collection and repossessions	55,377	72,812
Advertising and public relations	87,793	51,219
Taxes, other than income	65,990	52,042
Credit card processing	65,676	66,987
Director expenses	49,796	51,891
Other	242,417	227,326
Total noninterest expense	2,581,859	2,483,346
Income before income taxes	903,564	415,405
Income tax expense	250,278	86,034
Net income	$ 653,286	$ 329,371
Basic and diluted earnings per share	$ 4.47	$ 2.26
Weighted average shares outstanding	146,000	146,000

See accompanying notes to consolidated financial statements.

OHIO STATE BANCSHARES, INC.
CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY
Years ended December 31, 2001 and 2000

	Common Stock	Additional Paid-in Capital	Retained Earnings	Accumulated Other Comprehensive Income (Loss)	Total Shareholders' Equity
Balance, January 1, 2000	$ 1,460,000	$ 2,652,709	$ 1,250,970	$ (346,384)	$ 5,017,295
Comprehensive income:					
Net income			329,371		329,371
Change in net unrealized gain (loss) on securities available for sale, net of reclassification and tax effects				272,805	272,805
Total comprehensive income					602,176
Cash dividends declared ($0.60 per share)			(87,600)		(87,600)
Balance, December 31, 2000	1,460,000	2,652,709	1,492,741	(73,579)	5,531,871
Comprehensive income:					
Net income			653,286		653,286
Change in net unrealized gain (loss) on securities available for sale, net of reclassification and tax effects				117,452	117,452
Total comprehensive income					770,738
Cash dividends declared ($0.60 per share)			(87,600)		(87,600)
Balance, December 31, 2001	$ 1,460,000	$ 2,652,709	$ 2,058,427	$ 43,873	$ 6,215,009

See accompanying notes to consolidated financial statements.

OHIO STATE BANCSHARES, INC.
CONSOLIDATED STATEMENTS OF CASH FLOWS
Years ended December 31, 2001 and 2000

	2001	2000
Cash flows from operating activities		
Net income	$ 653,286	$ 329,371
Adjustment to reconcile net income to net cash from operating activities:		
Depreciation and amortization	201,645	171,973
Net amortization of securities	32,578	17,690
Provision for loan losses	336,500	365,000
Deferred taxes	58,055	(39,436)
Net realized (gains) losses on sales of securities	(16,277)	2,106
Gain on sale of loan	(68,232)	--
Federal Home Loan Bank stock dividends	(16,300)	(15,100)
Change in deferred loan costs	(14,032)	19,949
Change in accrued interest receivable	(34,584)	(42,077)
Change in accrued interest payable	(67,368)	45,378
Change in other assets and other liabilities	71,745	315,272
Net cash from operating activities	1,137,016	1,170,126
Cash flows from investing activities		
Securities available for sale		
Sales	1,509,770	1,369,478
Maturities, payments and calls	3,776,381	1,564,453
Purchases	(12,468,298)	(1,365,407)
Securities held to maturity		
Maturities and calls	--	150,000
Purchases	(500,000)	--
Loan sale proceeds	1,722,342	--
Loan originations and payments, net	(7,463,693)	(4,221,490)
Purchases of premises and equipment	(668,497)	(98,130)
Purchase of certificate of deposit	(444,717)	--
Purchase of bank owned life insurance	(698,000)	(118,000)
Net cash from investing activities	(15,234,712)	(2,719,096)
Cash flows from financing activities		
Net changes in deposits	14,841,094	4,214,336
Proceeds from advance of long-term borrowings	2,350,000	--
Principle repayments of long-term borrowings	(13,037)	--
Net changes in short-term borrowings	500,000	(1,000,000)
Cash dividends paid	(87,600)	(87,600)
Net cash from financing activities	17,590,457	3,126,736
Net change in cash and cash equivalents	3,492,761	1,577,766
Beginning cash and cash equivalents	4,709,635	3,131,869
Ending cash and cash equivalents	$ 8,202,396	$ 4,709,635
Supplemental cash flow information:		
Interest paid	$ 2,990,902	$ 2,615,818
Income taxes paid	187,470	32,680
Supplemental noncash disclosures:		
Transfers from loans to other real estate owned and repossessions	$ 160,494	$ 148,250

See accompanying notes to consolidated financial statements.

NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Principles of Consolidation: The consolidated financial statements include the accounts of Ohio State Bancshares, Inc. ("OSB") and its wholly-owned subsidiary, The Marion Bank ("Bank"), together referred to as the Corporation. Intercompany transactions and balances are eliminated in consolidation.

Nature of Operations: The Corporation provides financial services through its main and branch office in Marion, Ohio. Its primary deposit products are checking, savings, and term certificate accounts, and its primary lending products are residential mortgage, commercial, and installment loans. Substantially all loans are secured by specific items of collateral including business assets, consumer assets and real estate. Commercial loans are expected to be repaid from cash flow from operations of businesses. Real estate loans are secured by both residential and commercial real estate. The Corporation is primarily organized to operate in the banking industry. Substantially all revenues and services are derived from banking products and services in Marion County and contiguous counties. Accordingly, the Corporation's operations are considered by management to be aggregated in one reportable operating segment.

Use of Estimates: To prepare financial statements in conformity with accounting principles generally accepted in the United States of America, management makes estimates and assumptions based on available information. These estimates and assumptions affect the amounts reported in the financial statements and the disclosures provided, and future results could differ. The allowance for loan losses, fair values of financial instruments and the status of contingencies are particularly subject to change.

Cash Flow Reporting: Cash and cash equivalents include cash, deposits with other financial institutions with maturities under 90 days and federal funds sold. Net cash flows are reported for loan and deposit transactions, interest-bearing time deposits with other financial institutions and short-term borrowings with maturities of 90 days or less.

Securities: Securities are classified as held to maturity and carried at amortized cost when management has the positive intent and ability to hold them to maturity. Securities are classified as available for sale when they might be sold before maturity. Securities available for sale are carried at fair value, with unrealized holding gains and losses reported in other comprehensive income. Other securities such as FHLB stock are carried at cost.

Interest income includes amortization of purchase premium or discount. Gains and losses on sales are based on the amortized cost of the security sold. Securities are written down to fair value when a decline in fair value is not temporary.

Loans: Loans that management has the intent and ability to hold for the foreseeable future or until maturity or payoff are reported at the principal balance outstanding, net of net deferred loan costs and the allowance for loan losses.

Interest income is reported on the interest method and includes amortization of net deferred loan costs over the loan term. Interest income is not reported when full loan repayment is in doubt, typically when the loan is impaired or payments are past due over 90 days. Payments received on such loans are reported as principal reductions.

(Continued)

NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Allowance for Loan Losses: The allowance for loan losses is a valuation allowance for probable incurred credit losses, increased by the provision for loan losses and decreased by charge-offs less recoveries. Management estimates the allowance balance required using past loan loss experience, the nature and volume of the portfolio, information about specific borrower situations and estimated collateral values, economic conditions and other factors. Allocations of the allowance may be made for specific loans, but the entire allowance is available for any loan that, in management's judgment, should be charged-off. Loan losses are charged against the allowance when management believes the uncollectibility of a loan is confirmed.

A loan is impaired when full payment under the loan terms is not expected. Impairment is evaluated in total for smaller-balance loans of similar nature such as residential mortgage, consumer and credit card loans, and on an individual basis for other loans. If a loan is impaired, a portion of the allowance is allocated so that the loan is reported, net, at the present value of estimated future cash flows using the loan's existing rate or at the fair value of collateral if repayment is expected solely from the collateral.

Premises and Equipment: Premises and equipment are stated at cost less accumulated depreciation. Depreciation is calculated generally on the straight-line method over asset useful lives. Maintenance and repairs are expensed and major improvements are capitalized.

Foreclosed Assets: Assets acquired through or instead of loan foreclosure are initially recorded at fair value when acquired, establishing a new cost basis. If fair value declines, a valuation allowance is recorded through expense. Costs after acquisition are expensed.

Long-term Assets: Premises and equipment and other long-term assets are reviewed for impairment when events indicate their carrying amount may not be recoverable from future undiscounted cash flows. If impaired, the assets are recorded at discounted amounts.

Income Taxes: Income tax expense is the total of the current year income tax due or refundable and the change in deferred tax assets and liabilities. Deferred tax assets and liabilities are the expected future tax amounts for the temporary differences between the carrying amounts and tax basis of assets and liabilities, computed using enacted tax rates. A valuation allowance, if needed, reduces deferred tax assets to the amount expected to be realized.

Financial Instruments: Financial instruments include off-balance sheet credit instruments, such as commitments to make loans and standby letters of credit, issued to meet customer financing needs. The face amounts for these items represents the exposure to loss, before considering customer collateral or ability to repay. Such financial instruments are recorded when they are funded.

Earnings Per Common Share: Basic earnings per common share is net income divided by the weighted average number of common shares outstanding during the period. Diluted earnings per share is not currently applicable since OSB has no potentially dilutive common shares.

Dividend Restriction: Banking regulations require maintaining certain capital levels and may limit the amount of dividends paid by the Bank to OSB or by OSB to shareholders.

(Continued)

NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Loss Contingencies: Loss contingencies, including claims and legal actions arising in the ordinary course of business, are recorded as liabilities when the likelihood of loss is probable and an amount or range of loss can be reasonably estimated. Management does not believe there are now such matters that will have a material effect on the financial statements.

Restrictions on Cash: The Corporation was required to have $218,000 and $458,000 of cash on hand or on deposit with the Federal Reserve Bank to meet regulatory reserve and clearing requirements at year-end 2001 and 2000. These balances do not earn interest.

Comprehensive Income: Comprehensive income consists of net income and other comprehensive income. Other comprehensive income includes unrealized gains and losses on securities available for sale, which are also recognized as a separate component of shareholders' equity.

Fair Values of Financial Instruments: Fair values of financial instruments are estimated using relevant market information and other assumptions, as more fully disclosed in a separate note. Fair value estimates involve uncertainties and matters of significant judgment regarding interest rates, credit risk, prepayments and other factors, especially in the absence of broad markets for particular items. Changes in assumptions or in market conditions could significantly affect the estimates.

New Accounting Pronouncements: Statement of Financial Standards ("SFAS") No. 133, "Accounting for Derivative Instruments and Hedging Activities" was adopted by the Corporation on January 1, 2001. SFAS No. 133 requires companies to record derivatives on the balance sheet as assets or liabilities, measured at fair value. Gains or losses resulting from changes in the values of those derivatives would be accounted for depending on the use of the derivative and whether it qualifies for hedge accounting. SFAS No. 133 does not allow hedging of a security which is classified as held to maturity. The adoption of SFAS No. 133 on January 1, 2001 had no impact on the Corporation's financial statements.

In June 2001, the Financial Accounting Standards Board ("FASB") issued SFAS No. 141, "Business Combinations." SFAS No. 141 requires all business combinations within its scope to be accounted for using the purchase method, rather than the pooling-of-interests method. The provisions of this Statement apply to all business combinations initiated after June 30, 2001. The adoption of this statement will only impact the Company's financial statements if it enters into a business combination.

Also in June 2001, the FASB issued SFAS No. 142, "Goodwill and Other Intangible Assets", which addresses the accounting for such assets arising from prior and future business combinations. Upon the adoption of this Statement, goodwill arising from business combinations will no longer be amortized, but rather will be assessed regularly for impairment, with any such impairment recognized as a reduction to earnings in the period identified. The Company is required to adopt this Statement on January 1, 2002 and early adoption is not permitted. The adoption of this Statement will not impact the Company's financial statements, as it has no intangible assets.

Reclassifications: Certain reclassifications have been made to the 2000 financial statements to be comparable to the 2001 presentation.

(Continued)

NOTE 2 - SECURITIES

Year-end securities are as follows.

	2001			
	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Fair Value
Available for sale				
U.S. Treasury	$ 99,978	$ 542	$ --	$ 100,520
U.S. government and federal agencies	11,233,019	133,398	(61,948)	11,304,469
Mortgage-backed	6,077,920	34,650	(40,167)	6,072,403
Total debt securities	17,410,917	168,590	(102,115)	17,477,392
Other securities	281,340	--	--	281,340
Total	$ 17,692,257	$ 168,590	$ (102,115)	$ 17,758,732
Held to maturity				
State and municipal	$ 4,159,220	$ 78,354	$ (59,595)	$ 4,177,979

	2000			
	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Fair Value
Available for sale				
U.S. Treasury	$ 99,891	$ 798	$ --	$ 100,689
U.S. government and federal agencies	5,559,398	6,017	(66,328)	5,499,087
Mortgage-backed	4,584,798	1,519	(53,489)	4,532,828
Total debt securities	10,244,087	8,334	(119,817)	10,132,604
Other securities	265,040	--	--	265,040
Total	$ 10,509,127	$ 8,334	$ (119,817)	$ 10,397,644
Held to maturity				
State and municipal	$ 3,664,874	$ 73,726	$ (41,730)	$ 3,696,870

Proceeds from the sales of securities available for sale during 2001 and 2000 were $1,509,770 and $1,369,478. Gross gains of $11,211 were realized on the sales in 2001 and gross losses of $2,106 were realized on the sales in 2000. In 2001, an additional $5,066 in gains were realized relating to calls of certain securities.

(Continued)

NOTE 2 – SECURITIES (Continued)

Contractual maturities of securities at year-end 2001 were as follows. Securities not due at a single maturity date, primarily mortgage-backed securities, are shown separately.

	Available for sale		Held to Maturity	
	Amortized Cost	Fair Value	Amortized Cost	Fair Value
Due in one year or less	$ 99,978	$ 100,520	$ --	$ --
Due from one to five years	4,861,791	4,936,248	--	--
Due from five to ten years	5,314,931	5,331,602	1,508,626	1,578,295
Due after ten years	1,056,297	1,036,619	2,650,594	2,599,684
Mortgage-backed	6,077,920	6,072,403	--	--
Other securities	281,340	281,340	--	--
	$ 17,692,257	$ 17,758,732	$ 4,159,220	$ 4,177,979

Securities with carrying values of $9,425,000 and $6,521,000 at December 31, 2001 and 2000 were pledged to secure public deposits and for other purposes.

NOTE 3 - LOANS

Year-end loans were as follows.

	2001	2000
Commercial	$ 8,539,061	$ 6,770,072
Installment	23,759,858	24,891,651
Real estate	24,550,130	19,801,041
Credit card	758,579	743,022
Other	50,538	35,556
	57,658,166	52,241,342
Net deferred loan costs	549,213	535,181
Allowance for loan losses	(713,988)	(609,753)
	$ 57,493,391	$ 52,166,770

Activity in the allowance for loan losses was as follows.

	2001	2000
Beginning balance	$ 609,753	$ 506,542
Loans charged-off	(327,187)	(387,556)
Recoveries of previous charge-offs	94,922	125,767
Provision for loan losses	336,500	365,000
Ending balance	$ 713,988	$ 609,753

(Continued)

NOTE 3 - LOANS (Continued)

The balance of loans evaluated for impairment on an individual basis at December 31, 2001 and 2000 and for the periods then ending was not material.

Nonperforming loans were as follows.

	2001	2000
Loans past due over 90 days still on accrual	$ 167,839	$ 6,013
Loans on nonaccrual	225,473	140,027

Nonperforming loans include smaller balance homogeneous loans such as residential real estate, installment and credit card loans that are collectively evaluated for impairment.

NOTE 4 - PREMISES AND EQUIPMENT

Year-end premises and equipment were as follows.

	2001	2000
Land	$ 115,875	$ 115,875
Building and improvements	1,012,345	559,834
Furniture, fixtures and equipment	1,361,143	1,145,157
Leasehold improvements	57,559	57,559
Total cost	2,546,922	1,878,425
Less accumulated depreciation	(1,077,362)	(875,717)
	$ 1,469,560	$ 1,002,708

The Bank's branch facility is leased under an operating lease. The lease term is for twenty years. At the conclusion of the fifth, tenth and fifteenth years of the lease, the rent shall be adjusted by 50% of the cumulative increase in the Consumer Price Index over the previous five years with a minimum of 5% increase and a maximum of 10% increase for any one five-year period. Total rental expense was $38,748 in 2001 and in 2000.

Rental commitments for the Bank's branch facility noncancelable operating lease were as follows.

2002	$ 40,685
2003	40,685
2004	40,685
2005	40,685
2006	40,828
Thereafter	434,891
	$ 638,460

NOTE 5 - DEPOSITS

Year-end interest-bearing deposits were as follows.

	2001	2000
Demand	$ 22,496,141	$ 16,307,920
Savings	13,114,630	9,864,102
Time:		
In denominations under $100,000	24,330,652	22,536,570
In denominations of $100,000 or more	12,779,357	10,561,859
Total interest-bearing deposits	$ 72,720,780	$ 59,270,451

Scheduled maturities of time deposits were as follows.

2002	$ 29,119,392
2003	5,892,902
2004	506,861
2005	1,516,848
2006	28,152
Thereafter	45,854
	$ 37,110,009

Year-end stated maturities of certificates of deposit of $100,000 or more were as follows.

	2001	2000
Three months or less	$ 2,830,437	$ 2,255,277
Three through six months	1,931,969	2,432,235
Six through twelve months	6,438,388	4,227,335
Over twelve months	1,578,563	1,647,012
	$ 12,779,357	$ 10,561,859

NOTE 6 - BORROWINGS

Federal funds purchased, borrowings from the Federal Home Loan Bank of Cincinnati and a line of credit with a large national bank are financing arrangements used by the Corporation. Information concerning borrowings was as follows.

	2001	2000
Maximum month-end balance during the year	$ 2,846,000	$ 1,700,000
Average balance during the year	1,726,000	671,000
Average interest rate during the year	4.44%	6.91%

(Continued)

NOTE 6 - BORROWINGS (Continued)

Borrowings at year-end 2001 were as follows. No borrowings were outstanding at year-end 2000.

Short-term borrowing under line of credit of $1,500,000, 3.95% at December 31, 2001	$ 500,000
Fixed-rate FHLB advance, 3.77% due January 23, 2002	1,000,000
Convertible fixed-rate FHLB advance until January 24, 2002, 4.68%, due January 24, 2011	1,000,000
Mortgage-matched FHLB advance, 5.91%, maturity June 14, 2011	336,963
	$ 2,836,963

The interest rate on the convertible advance is fixed for a specific period of time, then convertible to a variable rate at the option of the FHLB. If the convertible option is exercised, the advance may be prepaid without penalty. The mortgage-matched advance requires monthly principal and interest payments.

Maturities of borrowings for the next five years and thereafter were:

Year ended December 31,	
2002	$ 1,527,121
2003	28,768
2004	30,515
2005	32,369
2006	34,334
Thereafter	1,183,856
	$ 2,836,963

The Bank has a line of credit agreement with the FHLB, which is collateralized by a blanket pledge on eligible real estate loans and the Bank's FHLB stock. As of December 31, 2001, the Bank has approximately $7,162,000 still available for future advances.

NOTE 7 - EMPLOYEE BENEFITS

The Corporation provides a profit sharing plan that covers substantially all employees. Eligible employees may contribute up to 15% of their compensation subject to a maximum statutory limitation. The Corporation matches 50% of all employee contributions not to exceed 4% of the participant's base compensation. In addition, the Corporation may make an additional discretionary contribution allocated to all eligible participants based on compensation. Contributions by the Corporation were $22,500 and $13,600 for the years ended December 31, 2001 and 2000.

The Corporation also provides a supplemental retirement plan for current and past officers. Benefits under the plan are based on the performance of life insurance contracts purchased by the Corporation. Upon retirement, participants receive 15 equal annual installments representing the cumulative increase in the cash surrender value of the related life insurance policy in excess of an opportunity cost, as defined in the plan, from the inception of the plan until retirement. Participants also receive the annual increase in cash surrender value in excess of the opportunity cost from retirement until death. The officers vest 10% annually. The total liability for prior service upon adoption of the plan was $160,571 and is being amortized over the estimated future service period of 13 years. Expense related to this plan was $43,632 and $39,996 in 2001 and 2000.

(Continued)

NOTE 8 - INCOME TAXES

Income tax expense was as follows.

	2001	2000
Current	$ 192,223	$ 125,470
Deferred	58,055	(39,436)
	$ 250,278	$ 86,034

Effective tax rates differ from federal statutory rates applied to financial statement income due to the following.

	2001	2000
Federal statutory rate times financial statement income at 34%	$ 307,212	$ 141,238
Effect of:		
Tax exempt interest	(57,772)	(57,753)
Other, net	838	2,549
Total	$ 250,278	$ 86,034
Effective tax rate %	27.7%	20.7%

Year-end deferred tax assets and liabilities relate to the following items.

	2001	2000
Deferred tax assets		
Allowance for loan losses	$ 153,102	$ 125,508
Unrealized loss on securities available for sale	--	37,904
Deferred compensation	33,534	18,699
Organizational costs	--	912
Total deferred tax assets	186,636	183,023
Deferred tax liabilities		
Depreciation	(75,609)	(61,402)
Accrual to cash conversion	(302,758)	(225,411)
FHLB stock dividend	(32,504)	(26,962)
Unrealized gain on securities available for sale	(22,602)	--
Other	(2,923)	(447)
Total deferred tax liabilities	(436,396)	(314,222)
Net deferred tax liability	$ (249,760)	$ (131,199)

(Continued)

NOTE 9 - RELATED PARTIES

Loans to principal officers, directors, and their affiliates in 2001 were as follows.

Beginning balance	$ 1,543,608
New loans	397,920
Repayments	(1,129,390)
Ending balance	$ 812,138

Deposits from principal officers, directors, and their affiliates at year-end 2001 and 2000 were $5,426,096 and $6,907,393.

NOTE 10 - COMMITMENTS, OFF-BALANCE-SHEET RISK AND CONTINGENCIES

Some financial instruments, such as loan commitments, credit lines, letters of credit, and overdraft protection, are issued to meet customer financing needs. These are agreements to provide credit or to support the credit of others, as long as conditions established in the contract are met, and usually have expiration dates. Commitments may expire without being used. Off-balance-sheet risk of credit loss exists up to the face amount of these instruments, although material losses are not anticipated. The same credit policies are used to make such commitments as are used for loans, including obtaining collateral at exercise of the commitment.

Commitments to extend credit, primarily in the form of undisbursed portions of approved lines of credit, are principally variable rate commitments. The interest rates on these commitments ranged from 4.00% to 12.00% at year-end 2001 and 6.25% to 12.50% at year-end 2000. Outstanding commitments for credit cards had interest rates ranging from 12.00% to 17.90% at year-end 2001 and 12.00% to 18.00% at year-end 2000.

Year-end contractual amounts of financial instruments with off-balance-sheet risk were as follows.

	2001	2000
Commitments to extend credit	$ 3,528,000	$ 2,328,000
Credit card arrangements	2,589,000	2,443,000
Overdraft protection	824,000	--
Letters of credit	--	10,000

Included in cash and cash equivalents at year-end 2001 and 2000 was approximately $2,476,000 and $3,832,000 on deposit with the Great Lakes Bankers' Bank.

(Continued)

NOTE 11 - FAIR VALUES OF FINANCIAL INSTRUMENTS

Financial instruments at year-end were as follows.

	2001		2000	
	Carrying Amount	Fair Value	Carrying Amount	Fair Value
Financial assets				
Cash and cash equivalents	$ 8,202,396	$ 8,202,396	$ 4,709,635	$ 4,709,635
Interest-earning deposits	449,387	457,090	--	--
Securities available for sale	17,758,732	17,758,732	10,397,644	10,397,644
Securities held to maturity	4,159,220	4,177,979	3,664,874	3,696,870
Loans, net	57,493,391	58,065,202	52,166,770	51,877,409
Accrued interest receivable	526,682	526,682	492,098	492,098
Financial liabilities				
Demand and savings deposits	(44,676,617)	(44,676,617)	(33,847,103)	(33,847,103)
Time deposits	(37,110,009)	(37,944,744)	(33,098,429)	(33,259,784)
Other borrowings	(2,836,963)	(2,912,558)	--	--
Accrued interest payable	(233,542)	(233,542)	(300,910)	(300,910)

The estimated fair value approximates the carrying amount for all items except those described below. Estimated fair value for securities is based on quoted market values for the individual securities or for equivalent securities. For fixed rate loans or deposits and for variable rate loans or deposits with infrequent repricing or repricing limits, fair value is based on discounted cash flows using current market rates applied to the estimated life and credit risk. The fair value of off-balance-sheet items is based on the current fees or cost that would be charged to enter into or terminate such arrangements and is considered nominal.

NOTE 12 - CAPITAL REQUIREMENTS, RESTRICTIONS ON RETAINED EARNINGS AND REGULATORY MATTERS

The Bank is subject to regulatory capital requirements administered by federal banking agencies. Capital adequacy guidelines and prompt corrective action regulations involve quantitative measures of assets, liabilities and certain off-balance-sheet items calculated under regulatory accounting practices. Capital amounts and classifications are also subject to qualitative judgments by regulators. Failure to meet capital requirements can initiate regulatory action.

Prompt corrective action regulations provide five classifications: well capitalized, adequately capitalized, undercapitalized, significantly undercapitalized, and critically undercapitalized, although these terms are not used to represent overall financial condition. If adequately capitalized, regulatory approval is required to accept brokered deposits. If undercapitalized, capital distributions are limited, as is asset growth and expansion, and capital restoration plans are required.

At year-end 2001 and 2000, the Bank was categorized as well capitalized. No conditions or events have occurred subsequent to the latest notification by regulators that management believes would have changed the Bank's category. Actual capital levels for the Bank and minimum required were as follows.

(Continued)

NOTE 12 - CAPITAL REQUIREMENTS, RESTRICTIONS ON RETAINED EARNINGS AND REGULATORY MATTERS (Continued)

	Actual		For Capital Adequacy Purposes		To Be Well Capitalized Under Prompt Corrective Action Regulations	
	Amount	Ratio	Amount	Ratio	Amount	Ratio
			(Dollars in thousands)			
2001						
Total capital (to risk weighted assets)	$ 7,192	11.9%	$ 4,846	8.0%	$ 6,058	10.0%
Tier 1 capital (to risk weighted assets)	6,478	10.7	2,423	4.0	3,635	6.0
Tier 1 capital (to average assets)	6,478	7.2	3,608	4.0	4,510	5.0
2000						
Total capital (to risk weighted assets)	$ 5,620	10.6%	$ 4,242	8.0%	$ 5,303	10.0%
Tier 1 capital (to risk weighted assets)	5,010	9.4	2,121	4.0	3,182	6.0
Tier 1 capital (to average assets)	5,010	7.1	2,830	4.0	3,538	5.0

On February 10, 2000, the Corporation entered into a Memorandum of Understanding ("MOU") by and among The Marion Bank, Ohio Division of Financial Institutions and the FDIC, whereby the Bank has agreed to comply with certain directives which are intended to correct operational deficiencies and improve overall financial condition. Throughout 2000, management satisfactorily completed all provisions of the MOU and on January 18, 2001, this agreement was dissolved. However, in order to continue operational efficiencies and improve the financial condition of the Bank, the Board of Directors resolved to, among other things, develop a long-term strategic plan, maintain a tier 1 capital to average assets ratio of at least 7.0%, and reduce concentrations in indirect automobile lending. If at the end of any quarter this ratio falls below 7.0%, management will provide to the Ohio Division of Financial Institutions and the FDIC a written plan to restore this ratio.

OSB's primary source of funds with which to pay dividends is dividends received from the Bank. The payment of dividends by the Bank to OSB is subject to restrictions by its regulatory agency. These restrictions generally limit dividends to current and prior two years retained earnings as defined by the regulations. In addition, dividends may not reduce capital levels below the minimum regulatory requirements and the Board of Directors resolution disclosed above. Under the most restrictive dividend limitations described, approximately $164,000 is available to pay dividends to OSB and still maintain a tier 1 capital ratio of 7.0%. Currently, OSB must obtain prior written approval from the Federal Reserve Bank before paying dividends to its shareholders.

(Continued)

NOTE 13 - OTHER COMPREHENSIVE INCOME (LOSS)

Other comprehensive income (loss) components and related taxes were as follows.

	2001	2000
Unrealized holding gains on available-for-sale securities	$ 194,235	$ 411,235
Reclassification adjustments for (gains) and losses later recognized in income	(16,277)	2,106
Net unrealized gains and losses	177,958	413,341
Tax effect	(60,506)	(140,536)
Other comprehensive income	$ 117,452	$ 272,805

NOTE 14 – LITIGATION SETTLEMENT

Throughout 2000, the Bank was involved in a civil lawsuit with a former loan customer. On January 5, 2001, the Bank accepted an offer to settle the case for $82,500. This expense was recorded in 2000 because the event occurred prior to December 31, 2000 and the loss was probable and measurable prior to the issuance of the consolidated financial statements.

NOTE 15 - PARENT COMPANY CONDENSED FINANCIAL STATEMENTS

Condensed parent company only financial statements for OSB follows.

CONDENSED BALANCE SHEETS
December 31, 2001 and 2000

	2001	2000
Assets		
Cash and cash equivalents	$ 162,956	$ 575,392
Investment in bank subsidiary	6,522,164	4,935,660
Other assets	29,889	20,819
Total assets	$ 6,715,009	$ 5,531,871
Liabilities and shareholders' equity		
Other borrowings	$ 500,000	$ --
Shareholders' equity	6,215,009	5,531,871
Total liabilities and shareholders' equity	$ 6,715,009	$ 5,531,871

(Continued)

NOTE 15 - PARENT COMPANY CONDENSED FINANCIAL STATEMENTS (Continued)

CONDENSED STATEMENTS OF INCOME AND COMPREHENSIVE INCOME
Years ended December 31, 2001 and 2000

	2001	2000
Interest expense	$ 3,496	$ --
Professional fees	17,007	4,116
Other expenses	3,385	50
Total expenses	23,888	4,166
Income (loss) before income tax and undistributed subsidiary income	(23,888)	(4,166)
Income tax benefit	8,122	1,416
Equity in undistributed subsidiary income	669,052	332,121
Net income	653,286	329,371
Other comprehensive income	117,452	272,805
Total comprehensive income	$ 770,738	$ 602,176

CONDENSED STATEMENTS OF CASH FLOWS
Years ended December 31, 2001 and 2000

	2001	2000
Cash flows from operating activities		
Net income	$ 653,286	$ 329,371
Adjustments:		
Equity in undistributed subsidiary income	(669,052)	(332,121)
Change in other assets	(9,070)	(1,416)
Net cash from operating activities	(24,836)	(4,166)
Cash flows from investing activities		
Capital contribution to subsidiary	(800,000)	--
Net cash from investing activities	(800,000)	--
Cash flows from financing activities		
Net changes in short-term borrowings	500,000	--
Dividends paid	(87,600)	(87,600)
Net cash from financing activities	412,400	(87,600)
Net change in cash and cash equivalents	(412,436)	(91,766)
Beginning cash and cash equivalents	575,392	667,158
Ending cash and cash equivalents	$ 162,956	$ 575,392

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

In the following pages, management presents an analysis of Ohio State Bancshares, Inc.'s financial condition and results of operations as of and for the year ended December 31, 2001 as compared to the prior year. This discussion is designed to provide shareholders with a more comprehensive review of the operating results and financial position than could be obtained from an examination of the consolidated financial statements alone. This analysis should be read in conjunction with the consolidated financial statements and related footnotes and the selected financial data included elsewhere in this report.

When used in this discussion or future filings by the Corporation with the Securities and Exchange Commission, in the Corporation's press releases or other public or shareholder communications, or in oral statements made with the approval of an authorized executive officer, the words or phrases "will likely result," "are expected to," "will continue," "is anticipated," "estimate," "project," "believe," or similar expressions are intended to identify "forward-looking statements" within the meaning of the Private Securities Litigation Reform Act of 1995. The Corporation wishes to caution readers not to place undue reliance on any such forward-looking statements, which speak only as of the date made, and to advise readers that various factors, including regional and national economic conditions, changes in levels of market interest rates, credit risks of lending activities and competitive and regulatory factors, could affect the Corporation's financial performance and could cause the Corporation's actual results for future periods to differ materially from those anticipated or projected. The Corporation does not undertake, and specifically disclaims, any obligation to publicly release the result of any revisions, which may be made to any forward-looking statements to reflect occurrence of anticipated or unanticipated events or circumstances after the date of such statements.

The Corporation is not aware of any trends, events or uncertainties that will have or are reasonably likely to have a material effect on the liquidity, capital resources or operations except as discussed herein.

RESULTS OF OPERATIONS

Net income for the Corporation was $653,000 in 2001, or $324,000 more than the $329,000 earned in 2000. The primary reason for the increase in earnings for 2001 was due to increases in noninterest income of $304,000 and net interest income of $254,000, partially offset by increases in noninterest expense of $99,000 and income taxes of $164,000. Noninterest income was up due to a 72.60% increase in customer service fees relating to the introduction of the Bank's Bounce Protection program and a $68,000 one-time gain relating to the sale of a government guaranteed loan. Noninterest expenses were up due to increased occupancy expenses, advertising expenses and normal salary increases. A detailed discussion of the components of net interest income is provided in the following paragraphs.

(Continued)

NET INTEREST INCOME

Net interest income is the amount of interest earned on loans, securities, and other investments that exceeds the interest cost of deposits and other borrowings. Net interest income is affected by the volume and composition of earning assets and interest-bearing liabilities, as well as indirectly affected by noninterest-bearing liabilities and shareholders' equity totals. Additionally, the market level of interest rates and the resultant competitive rate decisions made by management can impact net interest income. Interest rates charged on loans are affected principally by the demand for such loans, the supply of money available for lending purposes and competitive factors. These factors are, in turn, affected by general economic conditions and other factors beyond the Corporation's control, such as federal economic policies, the general supply of money in the economy, legislative tax policies, governmental budgetary matters and the actions of the Board of Governors of the Federal Reserve System.

Net interest income increased $254,000 from 2000 to 2001. The increase was the result of higher average balances of interest-earning assets more than offsetting a lower net interest margin. The net interest margin, which is net interest income divided by average earning assets, decreased 20 basis points from 4.52% for 2000 to 4.32% for 2001. This decrease was not the result of a decrease in net interest spread but the result of a change in the mix of interest-bearing liabilities to interest earning assets. Net interest spread is the difference between the average yield of interest-earning assets to interest-bearing liabilities and only decreased from 3.83% in 2000 to 3.82% in 2001. However, average interest-bearing liabilities as a percentage of interest-earning assets increased from 85.8% to 88.4% from 2000 to 2001. This change in mix is the major cause of the 20 basis point drop and was caused by a larger increase in deposits than could be put into loans or securities during the same period of time. Management also made an intentional effort to maintain higher liquidity levels should interest rates rise during 2002.

Total interest income increased $517,000 and was the result of a 14.26% increase in interest-earning assets, partially offset by a 32 basis point decrease in average yield. The decrease in average yield was directly effected by the interest rate environment of 2001 when the Federal Reserve Bank dropped the Federal Funds rate 475 basis points and the average three-year treasury rate dropped 132 basis points.

Total interest expense increased $263,000 in 2001. Again, this was due to volume with average interest-bearing liabilities increasing from 2000 to 2001 by 17.8%. The average rates paid dropped from 4.66% in 2000 to 4.35% in 2001.

The following tables further illustrate the impact on net interest income from changes in average balances and yields of the Corporation's assets and liabilities.

(Continued)

Average Balance Sheets and Analysis of Net Interest Income for the Years Ended December 31,

(in thousands except percentages)

	2001			2000		
	Average Balance	Average Yield or Rate Paid	Interest Earned or Paid	Average Balance	Average Yield or Rate Paid	Interest Earned or Paid
ASSETS:						
Interest-Earning Assets:						
Federal funds sold	$ 2,480	3.91%	$ 97	$ 620	5.45%	$ 34
Interest-earning deposits	641	3.40	22	--	0.00	--
Taxable securities	13,700	6.02	820	10,905	6.09	693
Nontaxable securities	3,976	6.46	257	3,706	6.91	256
Loans	55,206	9.07	5,010	51,284	9.18	4,706
Total Interest-Earning Assets	76,003	8.17	6,206	66,515	8.49	5,689
Noninterest-Earning Assets:						
Cash and due from financial institutions	2,783			1,985		
Premises and equipment, net	1,298			1,036		
Accrued interest and other assets	1,333			1,086		
Less: Allowance for loan losses	(673)			(514)		
Total Noninterest-Earning Assets	4,741			3,593		
TOTAL ASSETS	$ 80,744			$ 70,108		
LIABILITIES AND SHAREHOLDERS' EQUITY:						
Interest-Bearing Liabilities:						
Demand deposits	$ 18,702	2.74	512	$ 14,315	3.24	464
Savings deposits	10,578	2.47	262	10,230	2.99	305
Time deposits:						
Under $100,000	27,633	5.80	1,601	23,037	5.74	1,323
$100,000 and over	8,572	5.51	472	8,825	5.92	523
Other borrowings	1,726	4.44	77	671	6.91	46
Total Interest-Bearing Liabilities	67,211	4.35	2,924	57,078	4.66	2,661
Noninterest-Bearing Liabilities:						
Demand deposits	7,033			7,307		
Accrued interest payable and other liabilities	558			479		
Total Noninterest-Bearing Liabilities	7,591			7,786		
TOTAL LIABILITIES	74,802			64,864		
TOTAL SHAREHOLDERS' EQUITY	5,942			5,244		
TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY	$ 80,744			$ 70,108		
NET INTEREST INCOME			$ 3,282			$ 3,028
NET INTEREST SPREAD		3.82%			3.83%	
NET YIELD ON INTEREST EARNING ASSETS		4.32%			4.52%	

(Continued)

Yields and amounts earned on loans include loan costs, net of loan fees and late charges of $43,777 for the year ended December 31, 2001, and $80,696 for the year ended December 31, 2000. Nonaccruing loans are included in the daily average loan amounts outstanding. Yields on nontaxable securities have been computed on a fully tax equivalent basis using a 34% tax rate. The historical amortized cost average balance of $13,624,000 for 2001 and $11,379,000 for 2000 was used to calculate yields for taxable securities. The average balance for securities represents the carrying value of securities. The net yield on interest-earning assets was computed by dividing net interest income by total interest-earning assets without the market value adjustment related to available-for-sale securities.

The following table presents the changes in the Corporation's interest income and interest expense resulting from changes in interest rates and changes in the volume of interest-earning assets and interest-bearing liabilities. Changes attributable to both rate and volume, which cannot be segregated, have been allocated in proportion to the changes due to rate and volume.

INTEREST RATES AND INTEREST DIFFERENTIAL

	2001 Compared to 2000 Increase/(Decrease)			2000 Compared to 1999 Increase/(Decrease)		
	(In thousands)					
	Total Change	Change due to Volume	Change due to Rate	Total Change	Change due to Volume	Change due to Rate
Interest-earning deposits	$ 22	$ 22	$ --	$ --	$ --	$ --
Federal funds sold	63	75	(12)	(81)	(91)	10
Taxable securities	127	135	(8)	(51)	(52)	1
Nontaxable securities (1)	1	18	(17)	3	4	(1)
Loans (2)	304	357	(53)	677	664	13
Total interest income	517	607	(90)	548	525	23
Demand deposits	48	128	(80)	110	49	61
Savings deposits	(43)	10	(53)	2	--	2
Time deposits <$100,000	278	266	12	202	118	84
Time deposits ≥$100,000	(51)	(15)	(36)	66	7	59
Other borrowings	31	52	(21)	30	18	12
Total interest expense	263	441	(178)	410	192	218
Net interest income	$ 254	$ 166	$ 88	$ 138	$ 333	$ (195)

(1) Nontaxable income is adjusted to a fully tax equivalent basis using a 34% tax rate.

(2) Nonaccrual loan balances are included for purposes of computing the rate and volume effects although interest on these balances has been excluded.

(Continued)

ALLOWANCE AND PROVISION FOR LOAN LOSSES

The Corporation maintains an allowance for loan losses that management considers adequate to provide for probable credit losses in the loan portfolio. A grading system is utilized for the commercial loan portfolio. The Loan Review Committee of the Board reviews the status of all credit relationships of $200,000 or more excluding residential mortgages and assigns or reassigns grades based on a mathematical grading system. The grades indicate the risk level of the loans to the Corporation and loss allowances are, in part, established from this analysis. Management analyzes loans on an individual basis and classifies a loan as impaired when an analysis of the borrower's operating results and financial condition indicates that underlying cash flows are not adequate to meet the debt service requirements. Often this is associated with a delay or shortfall in payments of 60 days or more. Smaller-balance homogeneous loans are evaluated for impairment in total. Such loans include residential first mortgage loans secured by one- to four-family residences, residential construction loans, consumer automobile, home equity and credit card loans with balances less than $100,000. The Corporation evaluates the remaining loan portfolio and establishes loss allowances based on historical loan loss data, which the Corporation has been accumulating since its inception, as well as anticipated credit losses. At year-end 2001, the allowance had a balance of $713,988, or 1.23% of total loans, compared to $609,753, or 1.16% of total loans, at year-end 2000. The provision for loan losses was $336,500 for the year ended December 31, 2001, compared to $365,000 for the year ended December 31, 2000. The decrease in provision was the result of better collection efforts and a change in the overall mix of the portfolio. More effective collection efforts have decreased net charge-offs by 11.3% in 2001 as compared to 2000. The Bank is continuing to change the mix of the loan portfolio to lessen the impact of the installment loan portfolio. The installment loan portfolio is made up of over 85% indirect auto loans and makes up approximately 89% of net charge-offs over the past five years. As a percent of total loans, the installment portfolio has decreased from 47.6% in 2000 to 41.2% in 2001. The process to diversify the portfolio to an acceptable level of installment loans is a slow process that management believes will take the next two to three years. The Bank does not plan to get out of the indirect auto loan business entirely because of the positive effects it has on the local community, as well as the financial results of the Corporation when the risks are managed appropriately.

The following table sets forth the amount of loans that were on nonaccrual status, were past due 90 days or more (in payment of interest or principal), or were impaired.

	Nonaccrual, Past Due and Impaired Loans at December 31,	
	2001	2000
	(In thousands)	
Nonaccrual loans not included in impaired loans	$ 225	$ 140
Loans past due 90 days or more, excluding nonaccrual loans	168	6
Impaired loans (all also on nonaccrual)	--	--
Total	$ 393	$ 146

The Corporation's policy for placing loans on nonaccrual status is that the Corporation will not accrue interest income on loans (other than consumer loans) that are contractually past due as to principal or interest by 90 days, unless collection is reasonably assured. In 2001, management put installment loans on nonaccrual if informed of any bankruptcy activity by the borrower. Many loans were placed on nonaccrual status that were still performing as agreed. This new policy is more conservative in identifying potential problem loans and is a major factor in the increase in nonaccrual loans from 2000 to 2001.

Watchlist loans include the majority of loans 90 days or more delinquent, all commercial loans with an internal loan grade of substandard or less, and all nonaccrual loans. Additionally, loan officers may request a loan be added to the watchlist if they suspect repayment problems may arise and feel the need for frequent reviews. Watchlist loans that were not reported above as nonaccrual, delinquent or impaired had balances at December 31, 2001 of $162,000 and $220,000 at December 31, 2000.

(Continued)

The following table shows activity in the allowance for loan losses and pertinent ratios during the years indicated.

	2001	2000
	(in thousands)	
Allowance for loan losses:		
Balance at beginning of period	$ 610	$ 507
Loans charged-off:		
Commercial	--	(21)
Real estate	--	--
Installment	(327)	(367)
Total loans charged-off:	(327)	(388)
Recoveries of loans previously charged-off:		
Commercial	--	20
Real estate	--	--
Installment	95	106
Total loan recoveries	95	126
Net loans charged-off	(232)	(262)
Provision for loan losses	336	365
Balance at end of period	$ 714	$ 610

Ratios:	2001	2000
Net loans charged-off to average loans	0.42%	0.51%
Net loans charged-off to total loans at end of period	0.40	0.50
Allowance for loan losses to average loans	1.29	1.19
Allowance for loan losses to total loans at end of period	1.23	1.16
Net loans charged-off to allowance for loan losses at end of period	32.53	42.93
Net loans charged-off to provision for loan losses	69.02	71.72
Allowance for loan losses to nonperforming loans (1)	181.55	417.52

(1) Nonperforming loans consist of loans on nonaccrual, loans past due 90 days or more and still accruing interest, and impaired loans.

(Continued)

The following schedule is a breakdown of the allowance for loan losses allocated by type of loan.

	December 31, 2001		December 31, 2000	
	Allowance Amount	Percentage of Loans in Each Category to Total Loans	Allowance Amount	Percentage of Loans in Each Category to Total Loans
Commercial	$ 38,157	14.81%	$ 15,389	12.96%
Real Estate	45,918	42.58	1,418	37.91
Installment	534,056	41.21	498,765	47.65
Credit Cards	20,967	1.32	16,595	1.42
Other	--	0.08	--	0.06
Unallocated	74,890	N/A	77,586	N/A
Total	$ 713,988	100.00%	$ 609,753	100.00%

NONINTEREST INCOME

Noninterest income increased from $294,000 in 2000 to $598,000 in 2001, a $304,000 or 103.60% increase. Noninterest income consists of fees on deposits and checking accounts, fees on other services and gains resulting from the sale of loans or securities. $193,000 of this increase relates to fees for customer services and is primarily the result of the Bank's new Bounce Protection program. This new program allows all checking customers to overdraw their accounts from $200 to $500, based upon the type of account, without getting checks returned. The Bounce Protection program has resulted in customers overdrafting more checks.

Also contributing to higher noninterest income was the gain on the sale of a loan. On February 16, 2001, the Bank sold a commercial loan guaranteed by the United States Department of Agriculture for a pre-tax profit of $68,000. The Bank is not obligated to repurchase this loan and is not subject to a penalty if the loan prepays.

NONINTEREST EXPENSE

Noninterest expense increased $99,000, or 3.97%, in 2001 as compared to the previous year. Contributing to higher noninterest expenses were increases in salaries and employee benefits of $124,000, or 11.38%, occupancy expense of $38,000, or 8.42%, advertising of $37,000, or 71.41% and supply expenses of $22,000, or 21.46%. In general, these increases are the direct result of the Bank's asset growth and expanded operations. Throughout 2001, the Bank's assets grew 25% causing additional employees to be hired while others were promoted due to a greater range of responsibility. The Bank also built a 1,350 square foot addition to its main office to primarily expand the loan operations area.

Contributing to lower noninterest expenses were decreases in professional fees of $48,000, or 20.46%, litigation settlement expense of $83,000, or 100% and loan collection expense of $17,000, or 23.95%. The decreases in professional fees and litigation settlement were the result of temporary expenses related to management studies and a legal dispute in 2000 that did not carry over to 2001. The decrease in loan collections is directly related with the activity of gross charge-offs which decreased 18.45% from 2000 to 2001.

(Continued)

FINANCIAL CONDITION

TOTAL ASSETS

Total assets grew from $73,040,000 on December 31, 2000 to $91,407,000 on December 31, 2001, a $18,367,000, or 25.15% increase. Most of the growth came from a $7,361,000, or 70.80% increase in securities available for sale, a $5,327,000, or 10.21% increase in loans and a $3,493,000, or 74.16% increase in cash and cash equivalents. This was funded by a net increase in deposits and other borrowings of $17,678,000, or 26.41%.

LOANS

Total net loans increased 10.21% from $52,167,000 on December 31, 2000 to $57,493,000 on December 31, 2001. Real estate loans increased 23.98% from $19,801,000 on December 31, 2000 to $24,550,000 on December 31, 2001. Commercial loans increased 26.13% from $6,770,000 on December 31, 2000 to $8,539,000 on December 31, 2001. Installment loans decreased 4.55% from $24,892,000 on December 31, 2000 to $23,760,000 on December 31, 2001. The decrease in installment loans along with the large increases in real estate and commercial loans is due to management's strategy to de-emphasize the installment portfolio as a percent of total loans. This strategy is aimed at increasing the diversity of the total loan portfolio and softens the impact of the credit risk inherent in an installment portfolio.

The Corporation's loan portfolio consists primarily of commercial, consumer loans (loans to individuals for automobiles, family and other personal expenses) and real estate loans. These categories accounted for approximately 15%, 41%, and 43% of the Corporation's total loan portfolio on December 31, 2001. The Corporation's present policy regarding diversity in the loan portfolio is based on local economic conditions, competitive forces, supply of funds and indicators in order to optimize income.

With certain exceptions, the Bank is permitted under applicable law to make loans to individual borrowers in aggregate amounts of up to 15% of the Bank's total capital. As of December 31, 2001, the lending limit for the Bank was approximately $1,079,000. The Bank would sell participations in its loans where necessary to stay within legal lending limits.

The following is a schedule of contractual maturities of fixed and variable rate loans, rounded to the nearest thousand, as of December 31, 2001.

(Continued)

(In thousands)

	One Year or Less	One Through Five Years	After Five Years	Total
Real Estate				
Fixed Rate	$ 132	$ 1,138	$ 752	$ 2,022
Variable Rate	2,395	1,175	18,958	22,528
Total Real Estate	2,527	2,313	19,710	24,550
Commercial				
Fixed Rate	214	2,079	24	2,317
Variable Rate	2,668	888	2,666	6,222
Total Commercial	2,882	2,967	2,690	8,539
Installment				
Fixed Rate	552	21,377	1,589	23,518
Variable Rate	109	123	10	242
Total Installment	661	21,500	1,599	23,760
Credit Cards				
Fixed Rate	--	--	--	--
Variable Rate	758	--	--	758
Total Credit Card	758	--	--	758
Other				
Fixed Rate	--	--	--	--
Variable Rate	51	--	--	51
Total Other	51	--	--	51
Total All Loans	$ 6,879	$ 26,780	$ 23,999	$ 57,658
Fixed Rate	$ 898	$ 24,594	$ 2,365	$ 27,857
Variable	5,981	2,186	21,634	29,801

SECURITIES

In order to maintain appropriate assets to meet the Corporation's liquidity and asset/liability management requirements, the Corporation purchases U.S. Treasury securities, U.S. government and federal agency securities, mortgage-backed securities, and state and municipal securities. Purchases of such securities, as well as sales of federal funds (short-term loans to other banks) and placement of funds in certificates of deposit with other financial institutions, are made as investments pending the utilization of funds for loans and other purposes.

The Corporation's policy is to stagger the maturities of its securities to meet the overall liquidity requirements of the Corporation. The Corporation has classified the majority of its securities portfolio as available for sale to provide flexibility should funding be required for loan demand or deposit withdrawals.

Securities available for sale and securities held to maturity increased from $14,063,000 at December 31, 2000 to $21,918,000 at December 31, 2001, an increase of $7,855,000, or 55.86%. The increase was primarily due to an increase is deposits that was slightly greater than the current demand for loans and managements decision to maintain higher liquidity levels.

(Continued)

Securities may be pledged to meet security requirements imposed as a condition to receive public funds. At December 31, 2001, the Corporation had $9,425,000 pledged to secure public deposits compared to $6,521,000 on December 31, 2000. The Corporation has no securities of an "issuer" where the aggregate carrying value of such securities exceeds ten percent of shareholders' equity.

The following tables summarize the amounts and distribution of the Corporation's securities and the weighted average yields as of December 31, 2001 and 2000.

	2001			2000		
	Amortized Cost	Fair Value	Average Yield	Amortized Cost	Fair Value	Average Yield
AVAILABLE FOR SALE			(Dollars in thousands)			
U.S. Treasury						
Less than one year	$ 100	$ 101	6.35%	$ --	$ --	
Over 1 year through 5 years	--	--		100	101	6.35%
Total U.S. Treasury	100	101	6.35	100	101	6.35
U.S. Government and Federal Agencies:						
Over 1 year through 5 years	4,862	4,936	4.50	3,266	3,234	5.55
Over 5 year through 10 years	5,315	5,332	6.20	295	298	6.86
Over 10 years	1,056	1,037	5.68	1,998	1,967	7.13
Total U.S. Government and Federal Agencies	11,233	11,305	5.42	5,559	5,499	6.19
Mortgage-Backed Securities	6,078	6,072	5.68	4,585	4,533	6.82
Other Securities	281	281	6.68	265	265	6.64
Total Securities Available for Sale	$ 17,692	$ 17,759	5.53%	$ 10,509	$ 10,398	6.48%
HELD TO MATURITY						
States and Municipals						
Over 5 year through 10 years	$ 1,509	$ 1,578	5.32%	$ 1,306	$ 1,360	5.50%
Over 10 years	2,650	2,600	5.08	2,359	2,337	5.69
Total Held to maturity	$ 4,159	$ 4,178	5.16%	$ 3,665	$ 3,697	5.59%

The weighted average interest rates are based on coupon rates for securities purchased at par value and on effective interest rates considering amortization or accretion if the securities were purchased at a premium or discount. The weighted average yield on tax-exempt obligations has not been determined on a tax equivalent basis. Other securities consist of Federal Home Loan Bank and Great Lakes Bankers' Bank stock that bear no stated maturities. Available for sale yields are based on amortized cost balances.

(Continued)

FUNDING

Deposits are the Corporation's primary source of funds. The Corporation can obtain additional funds when needed through the overnight purchase of federal funds or obtaining advances from the Federal Home Loan Bank to meet occasional declines in deposits, to satisfy cash reserve requirements, or for other short-term liquidity needs. At times, when the Corporation has more funds than it needs for its reserve requirements or short-term liquidity needs, it increases its investment in securities, sells federal funds to other financial institutions or places funds in short-term certificates of deposit with other financial institutions. The distribution of the Corporation's deposits in terms of maturity and applicable interest rates is a primary determinant of the Corporation's cost of funds and the relative stability of its supply of funds. Most accounts are not subject to interest rate limitations and, therefore, tend to reflect current market rates of interest available to depositors at a given time. At December 31, 2001, the aggregate amount of time, savings and interest-bearing demand deposits was 88.92% of total deposits. The Corporation does not have any foreign deposits, nor does it have any material concentration of deposits.

Total deposits increased from $66,946,000 on December 31, 2000 to $81,787,000 on December 31, 2001, a 22.17% increase. The primary reason for the deposit growth was the opening of new accounts due to continuing exposure in the local community and current market conditions. Noninterest-bearing demand accounts increased from $7,675,000 on December 31, 2000 to $9,066,000 on December 31, 2001. Interest-bearing demand deposits increased $6,188,000, or 37.95%, from $16,308,000 at year-end 2000 to $22,496,000 at year-end 2001. Savings account balances increased 32.95% from $9,864,000 on December 31, 2000 to $13,115,000 on December 31, 2001. Certificates of deposit increased from $33,098,000 at the end of 2000 to $37,110,000 at the end of 2001, a 12.12% increase.

Other borrowings increased $2,837,000 from year-end 2000 to 2001. Most of this borrowing was not due to liquidity needs but used to meet a specific purpose. $1,337,000 of the borrowings represents longer fixed rate advances and were used to offset the risk of longer fixed rate asset investments. $500,000 represents a borrowing that is used to supply capital to the Bank. The remaining borrowing represents a short-term advance taken when loan growth temporarily exceeded deposit growth. For more information to these borrowings see Note 6 of the 2001 consolidated financial statements.

ASSET/LIABILITY MANAGEMENT

Asset/liability management includes gap measurement that determines, over various time periods, interest-earning assets and interest-bearing liabilities which are due to reprice at current market rates. A financial institution will have a negative interest rate sensitivity gap for a given period of time if the amount of its interest-bearing liabilities maturing or repricing within that period is greater than the total of the interest-earning assets maturing or repricing within the same period. When interest rates increase, financial institutions with a negative interest rate sensitivity gap will be more likely to experience increases in the cost of their liabilities faster than the corresponding yields generated by their earning assets. Following the same concept, as interest rates decrease, the cost of funds of financial institutions with a negative interest-rate sensitivity gap usually will decrease more rapidly than the yields on the earning assets. As a general rule, the same changes in interest rates will usually have the opposite effect on financial institutions structured with a positive interest-rate sensitivity gap.

Interest rate sensitivity varies with various types of interest-earning assets and interest-bearing liabilities. Overnight federal funds on which the rates change daily and loans, which are tied to variable indices, differ markedly from long-term securities and fixed-rate loans. Time deposits over $100,000 and money market certificates are more interest rate sensitive than passbook savings accounts. The shorter-term interest rate sensitivities are critical to reasonable measurement of interest rate sensitivity gap.

The following table presents the amounts of interest-earning assets and interest-bearing liabilities outstanding at December 31, 2001, which are scheduled to reprice or mature in each of the indicated time periods. Except as noted, the amount of assets and liabilities that reprice or mature during a particular period were calculated in relation to the actual contractual terms of the asset or liability. The table, however, does not necessarily indicate the impact of general interest rate changes on the Corporation's net interest income in part because the repricing of certain categories of assets and liabilities is subject to competition and other factors beyond the control of the Corporation. Because of this limitation, certain assets and liabilities depicted as maturing or repricing within a specific period may in fact mature or reprice at other times and at different volumes.

Interest Rate Sensitivity Gap as of December 31, 2001 (in thousands)

	0-3 Months	3-12 Months	One Through Five Years	Over Five Years	Total
Assets					
Loans (1) (4)	$ 9,698	$ 6,223	$ 39,372	$ 2,365	$ 57,658
Securities (1)	207	598	7,982	13,131	21,918
Interest-earning deposits	2,613	--	449	--	3,062
Federal funds sold	1,891	--	--	--	1,891
Rate sensitive assets (RSA)	14,409	6,821	47,803	15,496	84,529
Liabilities					
Interest-bearing demand (2)	22,496	--	--	--	22,496
Savings (2)	13,115	--	--	--	13,115
Time deposits	9,937	19,182	7,945	46	37,110
Other borrowings	1,507	20	1,126	184	2,837
Rate sensitive liabilities (RSL)	47,055	19,202	9,071	230	75,558
Period gap (3)	$ (32,646)	$ (12,381)	$ 38,732	$ 15,266	$ 8,971
Cumulative gap	$ (32,646)	$ (45,027)	$ (6,295)	$ 8,971	
Percentage of RSA	(38.62)%	(53.27)%	(7.45)%	10.61%	

(1) Loans and mortgage-backed securities are assumed to adjust based on their contractual terms, with no assumptions as to prepayments. Securities also include Federal Home Loan Bank stock and Great Lakes Bankers' Bank stock that have no stated maturities and have been included in the over five years category.
(2) Management has included these accounts in the 0-3 month or less time horizon based on past experience with rate adjustments on these accounts.
(3) Gap is defined as rate sensitive assets less rate sensitive liabilities and may be expressed in dollars or as a percentage.
(4) Loans are presented gross and do not include net deferred loan costs and the allowance for loan losses.

(Continued)

CAPITAL RESOURCES

Shareholders' equity totaled $5,532,000 on December 31, 2000 compared to $6,215,000 on December 31, 2001. At December 31, 2000 and December 31, 2001, the ratio of shareholders' equity to assets was 7.57% and 6.80%.

Under "Prompt Corrective Action" regulations that impact the Bank, the FDIC has defined five categories of capitalization (well capitalized, adequately capitalized, undercapitalized, significantly undercapitalized and critically under capitalized). The Bank meets the "well capitalized" definition which requires a total risk-based capital ratio of at least 10%, a Tier 1 risk-based ratio of at least 6%, and a leverage ratio of at least 5%. For further discussion of capital ratios, capital resources, and events that could affect the Company's ability to pay dividends, see Note 12 of the 2001 consolidated financial statements.

LIQUIDITY

Liquidity management focuses on the Corporation's ability to have funds available to meet the loan and depository transaction needs of its customers and the Corporation's other financial commitments. Cash and cash equivalent assets (which include deposits the Corporation maintains at other banks, federal funds sold and other short-term investments) totaled $4,710,000 at year-end 2000 and $8,202,000 at year-end 2001. These assets provide the primary source of funds for loan demand and deposit balance fluctuations. Additional sources of liquidity are securities classified as available for sale, access to Federal Home Loan Bank advances, as the Bank is a member of the Federal Home Loan Bank of Cincinnati, and agreements with correspondent banks for buying and selling Federal Funds. The fair value of securities classified as available for sale was $17,759,000 and $10,398,000 as of December 31, 2001 and December 31, 2000. The Corporation has approximately $7,162,000 available as a line of credit with the Federal Home Loan Bank.

An additional measure of liquidity is the amount of loans carried in relation to total deposits. Lower ratios can indicate greater liquidity. Management's goal is to maintain a loan to deposit ratio of approximately 75%, or great enough to maximize the earnings potential of the Corporation while maintaining adequate liquidity levels. The Corporation's loan to deposit ratio on December 31, 2001 was 70.30%, down from 77.92% on December 31, 2000. For a detailed analysis of Corporation's sources and uses of cash, refer to the 2001 Consolidated Statements of Cash Flows.

IMPACT OF INFLATION

The Corporation's balance sheet is typical of financial institutions and reflects a net positive monetary position whereby monetary assets exceed monetary liabilities. Monetary assets and liabilities are those which can be converted to a fixed number of dollars and include cash assets, securities, loans, money market instruments, deposits and borrowed funds.

During periods of inflation, a net positive monetary position may result in an overall decline in purchasing power of an entity. No clear evidence exists of a relationship between the purchasing power of an entity's net positive monetary position and its future earnings. Moreover, the Corporation's ability to preserve the purchasing power of its net positive monetary position will be partly influenced by the effectiveness of its asset/liability management program. Management does not believe that the effect of inflation on its nonmonetary assets (primarily bank premises and equipment) is material as such assets are not held for resale and significant disposals are not anticipated.

(Continued)

MARKET FOR COMMON EQUITY AND RELATED SHAREHOLDER MATTERS

The common stock of the Corporation trades infrequently and is not traded on any established securities market. Parties interested in buying or selling the Corporation's stock are generally referred to Community Banc Investments, New Concord, Ohio (CBI).

For 2001 and 2000, bid and ask quotations were obtained from CBI, which handles a limited amount of the Corporation's stock transactions. The quotations are inter-dealer prices, without retail markup, markdown or commission and may not represent actual transactions.

2001	Low Bid	High Bid	Low Ask	High Ask
1st Qtr.	$ 53.00	$ 55.00	$ 57.00	$ 57.00
2nd Qtr.	55.00	56.00	58.00	58.00
3rd Qtr.	57.50	57.50	58.00	59.50
4th Qtr.	57.50	59.00	59.50	61.00
2000				
1st Qtr.	$ 51.00	$ 51.00	$ 53.00	$ 53.00
2nd Qtr.	51.00	51.00	53.00	53.00
3rd Qtr.	51.00	53.00	53.00	55.00
4th Qtr.	53.00	55.00	55.00	57.00

Management does not have knowledge of the prices paid in all transactions and has not verified the accuracy of those prices that have been reported. Because of the lack of an established market for the Corporation's stock, these prices may not reflect the prices at which the stock would trade in an active market.

The Corporation has 500,000 authorized and 146,000 outstanding shares of common stock held by approximately 481 shareholders as of December 31, 2001. The Corporation paid cash dividends of $0.30 per share in June and December of 2001 and 2000, resulting in a total amount of $0.60 per share in 2001 and 2000.

BOARD OF DIRECTORS (1)

Fred K. White - Chairman	Retired, Division Manager, Ohio Edison Real Estate Sales, HER Kinney Properties Marion, Ohio
Gary E. Pendleton	President and CEO, The Marion Bank Marion, Ohio
Samuel J. Birnbaum	Retired director of Real Estate, Lodgekeeper, Inc. Prospect, Ohio
Lois J. Fisher	Real Estate Developer Marion, Ohio
Theodore L. Graham	Managing Partner, Graham Investment Co. Marion, Ohio
Lloyd L. Johnston	Chairman of the Board, Johnston Supply Company Marion, Ohio
F. Winton Lackey	Partner, HLS Racks, LLC Marion, Ohio
Thurman R. Mathews	Owner, Mathews-Kennedy Ford/ Lincoln Mercury Marion, Ohio
Peter B. Miller	Owner, Pete Miller, Inc. Marion, Ohio
John D. Owens	Retired Owner, Owens Electric Marion, Ohio

(1) All are Directors of Ohio State Bancshares, Inc. and The Marion Bank

OHIO STATE BANCSHARES, INC.

EXECUTIVE OFFICERS

Fred K. White, Chairman of the Board
Gary E. Pendleton, President and Treasurer
Cynthia L. Sparling, Secretary
Todd M. Wanner, Chief Financial Officer

THE MARION BANK

EXECUTIVE OFFICERS

Gary E. Pendleton, President and Chief Executive Officer
Steven M. Strine, Senior Vice President and Chief Lending Officer
Cynthia L. Sparling, Senior Vice President and Chief Operations Officer
Todd M. Wanner, Vice President and Chief Financial Officer

TRANSFER AGENT, REGISTRAR & DIVIDEND DISBURSING AGENT

The Marion Bank
111 South Main Street
Marion, Ohio 43302
(740) 387-2265

ANNUAL MEETING

The annual shareholders' meeting will be held April 18, 2002, at 5 p.m. in the main office of The Marion Bank, 111 South Main Street, Marion, Ohio.

FORM 10-KSB

A copy of Ohio State Bancshares, Inc.'s 2001 annual report on Form 10-KSB filed with the Securities and Exchange Commission is available upon written request to shareholders without charge. To obtain a copy, direct your written request to Todd M. Wanner, 111 South Main Street, Marion, Ohio 43302.

THE MARION BANK

Member F.D.I.C.

111 South Main Street 220 Richland Road
Marion, Ohio 43302
387-BANK or 387-2265

HOMETOWN VALUES YOU CAN BANK ON.